

January 24, 2012

Via E-mail
Dorvin D. Lively
Chief Financial Officer
RadioShack Corporation
Mail Stop CF3-201
300 RadioShack Circle
Fort Worth, Texas 76102

>   **Re: RadioShack Corporation**
>   **Form 10-K for the fiscal year ended December 31, 2010**
>   **Filed February 22, 2011**
>   **File No. 1-05571**

Dear Mr. Lively:

We have reviewed your response dated January 10, 2012 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management's discussion and Analysis of Financial Condition and Results of Operations, page 19

2010 Compared with 2009, page 21

1. We note your response to prior comment 1 where you believe that quantification of the identified components within your product platforms would not meaningfully enhance a reader's understanding of the reasons for the change in your net sales. Please elaborate on this belief as we would like to better understand why in circumstances where there is more than one business reason for the change, you should not quantify the incremental impact of each individual component discussed on the overall change in the product platform.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief